FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


PROCESSING
RECEIVED
FEB 23 2005
185
SECTION

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, February 17, 2005, Series 2005-AR1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05045700



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Feb. 22, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By: 

Name: N. Dante LaRocca

~~Title: Managing Director~~

N. Dante LaRocca

Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

naa05-ar1-plain-sub-px - Price/Yield - I-A1

Balance	**CONTACT DESK**	Delay	24
Coupon	**5.183**	Dated	2/1/2005
Settle	**2/28/2005**	First Payment	3/25/2005

RUN TO BALLOON IN MONTH 57 / CALL
*** Pays group I collateral net WAC less [0.53%].**

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-04	4.720	4.679	4.651	4.621	4.573	4.482	4.373	4.230	4.033	3.831
101-05	4.709	4.667	4.638	4.608	4.559	4.466	4.354	4.209	4.007	3.801
101-06	4.698	4.655	4.626	4.595	4.545	4.449	4.336	4.187	3.981	3.771
101-07	4.687	4.643	4.613	4.582	4.530	4.433	4.317	4.166	3.955	3.741
101-08	4.676	4.631	4.601	4.568	4.516	4.417	4.299	4.144	3.930	3.711
101-09	4.665	4.619	4.588	4.555	4.502	4.401	4.281	4.123	3.904	3.681
101-10	4.653	4.607	4.576	4.542	4.488	4.385	4.262	4.101	3.878	3.651
101-11	4.642	4.596	4.563	4.529	4.474	4.369	4.244	4.080	3.852	3.621
101-12	**4.631**	**4.584**	**4.550**	**4.516**	**4.459**	**4.353**	**4.225**	**4.058**	**3.827**	**3.591**
101-13	4.620	4.572	4.538	4.503	4.445	4.336	4.207	4.037	3.801	3.561
101-14	4.609	4.560	4.525	4.489	4.431	4.320	4.189	4.015	3.776	3.531
101-15	4.598	4.548	4.513	4.476	4.417	4.304	4.170	3.994	3.750	3.501
101-16	4.587	4.536	4.500	4.463	4.403	4.288	4.152	3.973	3.724	3.472
101-17	4.576	4.524	4.488	4.450	4.389	4.272	4.133	3.951	3.699	3.442
101-18	4.565	4.512	4.475	4.437	4.375	4.256	4.115	3.930	3.673	3.412
101-19	4.554	4.500	4.463	4.424	4.360	4.240	4.097	3.909	3.648	3.382
101-20	4.543	4.488	4.450	4.411	4.346	4.224	4.078	3.887	3.622	3.352
Spread to Swaps	**66.1**	**65.0**	**64.3**	**63.2**	**61.0**	**55.7**	**51.2**	**44.3**	**30.8**	**14.2**
WAL	3.12	2.88	2.73	2.60	2.40	2.09	1.81	1.54	1.27	1.08
Mod Durn	2.776	2.575	2.451	2.334	2.166	1.906	1.668	1.432	1.197	1.026
Mod Convexity	0.118	0.106	0.099	0.092	0.083	0.068	0.056	0.043	0.030	0.022
Principal Window	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Nov09	Mar05 - Aug09	Mar05 - Dec08	Mar05 - Jun08

LIBOR_1MO	2.59
LIBOR_6MO	3.04
LIBOR_1YR	3.371
CMT_1YR	3.037

PRELIMINARY

SWAP Mat	**3MO**	**6MO**	**12MO**	**18MO**	**2YR**	**3YR**	**4YR**	**5YR**
Yld	**2.848**	**3.080**	**3.421**	**3.601**	**3.780**	**3.954**	**4.089**	**4.190**